[redacted]

10026431

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torrey Pines Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Marine View Avenue, Suite 105
(No. and Street)

Del Mar (City) CA (State) 92014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack C. Smith 800-688-8479
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/11

OATH OR AFFIRMATION

I, Jack C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torrey Pines Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Financial Officer
Title

SEE ATTACHMENT FOR OFFICIAL NOTARIZATION

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of **San Diego**

Subscribed and sworn to (or affirmed) before me on this 25 day of February, 2010, by
Date Month Year
(1) Jack C Smith,
Name of Signer
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)
(and
(2) ________,
Name of Signer
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature]
Signature of Notary Public

OFFICIAL SEAL
ROBERT L. PIATT
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1743880
SAN DIEGO COUNTY
MY COMM. EXP. MAY 6, 2011
RBG-1

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 25 February 2010 Number of Pages: 2

Signer(s) Other Than Named Above: ________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2009

TORREY PINES SECURITIES, INC.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Torrey Pines Securities, Inc.
Del Mar, California

I have audited the accompanying statement of financial condition of Torrey Pines Securities, Inc. (the Company) as of December 31, 2009 and related statements of operations, changes in shareholders' equity and changes in financial condition, and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, shareholders' equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 14, 2010

Torrey Pines Securities, Inc
Statement of Financial Condition
December 31, 2009

Assets

Cash and equivalent		$ 32,142
Clearing broker deposit		50,000
Trading account		74,326
Marketable securities		4,444
Commissions receivable		53,558
Other receivable		2,422
Deposits		12,537
Total assets		$ 229,429

Liabilities and Shareholders' Equity

Liabilities		
Commissions payable		$ 61,127
Accrued expenses		3,456
Total Liabilities		64,583
Shareholders' Equity		
Common stock, 200,,000 shares authorized,		
128,000 shares issued and outstanding	$ 0	
Paid-in capital	124,999	
Retained earnings	39,846	164,845
Total Liabilities and Shareholders' Equity		$ 229,428

The accompanying notes are an integral part of these financial statements

Torrey Pines Securities, Inc
Statement of Operations
For the Year Ended December 31, 2009

Revenues		
Brokerage commissions	$	2,035,927
Advisory fees		219,268
Annuities		190,877
Mutual funds income		237,770
Other income		30,892
Interest income		1,400
Total revenues		2,716,134
Direct costs		
Clearing fees		172,061
Commission expense		1,553,546
Exchange fees		6,005
Total direct costs		1,731,612
Expenses		
Auto expense		27,230
Computer and IT services		24,391
Dues and subscriptions		10,248
Insurance		66,711
Office expense		69,528
Postage		10,674
Professional fees		48,609
Regulatory fees		34,166
Recruiting fees		5,000
Rent		148,627
Salaries and wages		501,183
Taxes - payroll		43,032
Telephone		15,503
Travel and entertainment		15,133
All others		4,755
Total expenses		1,024,790
Income before tax provision		(40,268)
Income tax provision		800
Net income	$	(41,068)

The accompanying notes are an integral part of these financial statements

Torrey Pines Securities, Inc
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2009

	Number of Common Shares	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2008	100,000	$ 45,000	$ 80,914	$ 125,914
Capital contribution	33,333	100,000		100,000
Net Income (loss)			(41,068)	(41,068)
Shares redeemed	(5,333)	(20,000)		(20,000)
Balance, December 31, 2009	128,000	$ 125,000	$ 39,846	$ 164,846

The accompanying notes are an integral part of these financial statements

Torrey Pines Securities, Inc

Statement of Changes in Financial Condition

For the Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net income (loss)	$ (41,068)
Changes in operating assets and liabilities:	
Trading account	(30,817)
Marketable securities	(3,627)
Commissions & other receivable	(7,063)
Commissions payable	(1)
Accrued expenses	1,226
Net cash used for operating activities	(81,350)
Cash Flows for Acquisition Activities:	
Purchase of equipment	0
Cash Flows for Investing Activities:	
Capital contribution	100,000
Stock redemption	(20,000)
Cash Flow from Investing Activities	80,000
Net increase (decrease) in cash	(1,350)
Cash - beginning of the year	33,492
Cash - end of the year	$ 32,142
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 800

The accompanying notes are an integral part of these financial statements

TORREY PINES SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of Torrey Pines Securities, Inc., ("the Company") consistently applied in the preparation of the accompanying financial statements follows:

Business Activity

Torrey Pines Securities, Inc. was incorporated on January 31, 1983, under the laws of the State of California. The Company is a licensed broker-dealer under the jurisdiction of the National Association of Securities dealers, Inc. (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company sells to their client's different investments which are called products. Each product generates a commission to the Company based on the sales. The Company's principal market is the United States.

The Company entered in to an agreement in January of 2004, with National Financial Services, LLC, whereby all security transactions are cleared through National Financial Services, LLC. During 1992 Torrey Pines Securities, Inc. acquired technology to place orders on the wholesale market. These transactions are also cleared through National Financial Services, LLC. Under the terms of the agreement, all orders are executed and all customer accounts carried by National Financial Services, LLC are on a fully-disclosed basis.

Revenue Recognition

The Company uses the accrual basis of accounting. Accordingly, revenues from securities transactions are recorded in the period in which they are earned and expenses are recorded in the period in which they are incurred. Securities transactions are recorded on a settlement date basis. The effect of events on the business is recognized as services are rendered or consumed rather then when cash is received or paid.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits with financial institutions, and highly liquid debt and equity instruments with original maturities of 90 days or less.

Marketable Securities

Marketable securities are carried at fair market value in accordance with Statement of financial Accounting Standards No. 115. All of the securities are classified as trading securities. Realized gains and losses on securities are determined by using the average cost method.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES - Continued

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method of depreciation over the estimated useful lives of the respective assets, ranging from five to seven years. Repairs and maintenance that do not extend the useful life of the assets are charged to the expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income.

Deferred Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

Leases

Leases are classified as either capital or operating leases. Leases that substantially transfer all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the acquisition and financing. Rental payments under operating leases are expenses as incurred. As of December 31, 2009, all of the Company's lease agreements have been properly classified as operating leases.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TORREY PINES SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 2 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $50,000. See page 10 for the net capital computation. The net capital rule may effectively restrict the withdrawal of funds such as cash dividends.

NOTE 3 – SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE 4 – MARGIN DEBT ACCOUNT

The Company entered into an ongoing agreement in January of 2004, with National Financial Services, LLC, whereby the Company may borrow against the securities in its accounts, which secure the debt. Interest is charged monthly to the Company's account on the outstanding balance of margin debt at a variable rate. Interest for the year ending December 31, 2009 was $0.

NOTE 5 – COMMITMENTS

The Company has commitments under operating leases with remaining non-cancelable terms in excess of one year at December 31, 2009 pertaining to office rental. The lease for office space expires in the year 2010 and maintains an option to extend the lease for an additional five years. The minimum lease payments exclusive of taxes, insurance and maintenance, for the following two years are:

Year	Amount
2010	$ 126,203

Rent expense for premises for the year ended 2009 was $148,627.

NOTE 6 – CONTINGENT LIABILITIES

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. A few years ago a suit was brought against the Company in relation to the sale of interest in a limited liability company by a former Company representative and minority owner. The Company was not party to the sale nor derived any monetary benefit. It is the opinion of management and of legal counsel that the disposition of such matters will not have a material adverse effect on the Company's financial position or results of operations.

Currently the Company is under investigation by both the U.S. Securities Exchange Commission (SEC) and the Financial Industry Regulation Authority (FINRA) for failure to supervise the branch office and the representative involved in the sale of interest in the limited liability company as noted above. It is anticipated that the Company may be fined up to $30,000. Since the matter has not yet been resolved and the Company is fighting vigorously the complaint against it, this potential liability has not been recorded in the financial statements as of December 31 2009.

NOTE 7 – INCOME TAXES

The provision for income taxes at December 31, 2009 is as follows:

State Income Tax	$800
Federal Income Tax	--
	$800

Because the Company has a net loss carryover there is no income tax except the minimum state tax of $800. At December 31, 2009 the Company had a net operating loss carry forward of approximately $438,000. A valuation allowance for the full amount has been established.

Torrey Pines Securities, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2009

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	164,846
Nonallowable assets:		
Marketable securities		(4,444)
Other receivable		(2,422)
Deposits		(12,537)
Haircut - money market		(1,487)
Net Capital	$	143,956
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	4,308
Minimum dollar net capital required	$	50,000
Net Capital required (greater of above amounts)	$	50,000
Excess Capital	$	93,956
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	137,498
Computation of Aggregate Indebtedness		
Total liabilities	$	64,583
Aggregate indebtedness to net capital		0.45

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	147,415
Variance:		
Audit adjustments primarily accrued expenses		(3,459)
Net capital per audited report	$	143,956

The accompanying notes are an integral part of these financial statements

TORREY PINES SECURITIES, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Torrey Pines Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii)

TORREY PINES SECURITIES, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Torrey Pines Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Torrey Pines Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Torrey Pines Securities, Inc. (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Torrey Pines Securities, Inc.
Los Angeles, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 14, 2010

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Torrey Pines Securities, Inc.
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Torrey Pines Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Torrey Pines Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Torrey Pines Securities, Inc.'s management is responsible for the Torrey Pines Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records to the check copy dated January 9, 2009 and July 20, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
   a. Compared Item No. 2a Total Revenue for the period April 1, 2009 to December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 for the three quarters June 30, 2009, September 30, 2009 and December 31, 2009 noting no differences.
   b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the three quarters ending December 31, 2009 as per 2a above noting no differences.
   c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences.

Board of Directors
Torrey Pines Securities, Inc.
Los Angeles, California

<u>SIPC Supplemental Report page 2</u>

d. Agreed line 2A General Assessment noting no differences.
e. Reviewed Item 2B payment made with SIPC 6 filed and SIPC 4 by reviewing cancelled checks noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no differences.

4. Compared the amount due to subsequent payment as reported in the check register noting no differences. Noted that the amount due to SIPC was accrued as of year end.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 14, 2010